Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-215763

Pricing Term Sheet

McKesson Corporation

3.650% Notes due 2020

4.750% Notes due 2029

Issuer:	McKesson Corporation

Expected Ratings*:	Baa2 / BBB+ / BBB+ (all stable) (Moody’s / Fitch / S&P)
Title:	3.650% Notes due 2020	4.750% Notes due 2029

Principal Amount:	$700,000,000	$400,000,000

Maturity Date:	November 30, 2020	May 30, 2029

Interest Payment Dates:	Semi-annually on May 30 and November 30, of each year, commencing May 30, 2019	Semi-annually on May 30 and November 30, of each year, commencing May 30, 2019

Interest Rate:	3.650% per year	4.750% per year

Benchmark Treasury:	UST 2.875% due October 31, 2020	UST 3.125% due November 15, 2028

Benchmark Treasury Price and Yield:	100-03; 2.824%	100-17+; 3.061%

Spread to Benchmark Treasury:	+85 bps	+170 bps

Yield to Maturity:	3.674%	4.761%

Price to Public:	99.954%	99.910%

Net Proceeds to Issuer (before expenses):	$697,928,000	$397,040,000

Redemption:	Make-whole only	Make-whole and par call

Make-Whole:	Treasury Bond Rate +15 bps	Treasury Bond Rate +30 bps

Par Call:	N/A	Beginning February 28, 2029 at par

CUSIP:	581557 BM6	581557 BN4

ISIN:	US581557BM66	US581557BN40

Trade Date:	November 28, 2018

Settlement Date:	November 30, 2018 (T+2)

Joint Book-Running Managers:	Citigroup Global Markets Inc. BNP Paribas Securities Corp. U.S. Bancorp Investments, Inc.

Senior Co-Managers:	Barclays Capital Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated MUFG Securities Americas Inc. Wells Fargo Securities, LLC

Co-Managers:

Deutsche Bank Securities Inc.

HSBC Securities (USA) Inc.

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

UniCredit Capital Markets LLC

ING Financial Markets LLC

PNC Capital Markets LLC

Rabo Securities USA, Inc.

The Williams Capital Group, L.P.

NatWest Markets Securities Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146 and BNP Paribas Securities Corp. toll-free at 1-800-854-5674.

No PRIIPs KID—No PRIIPs key information document (KID) has been prepared as the Notes are not available to retail investors in the EEA.

This pricing term sheet supplements the preliminary prospectus supplement dated November 28, 2018 and prospectus dated January 27, 2017.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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